Date: 23 October 2001
Number: 21/01

BHP BILLITON AGREES SALE OF INDONESIAN ENERGY COAL MINES

BHP Billiton today reached agreement for the sale of its 80 per cent interest in the PT Arutmin Indonesia (Arutmin) energy coal mining operations in Kalimantan, Indonesia to PT Bumi Resources Tbk for
$US 148 million. The remaining 20 per cent equity in PT Arutmin is held by PT Bakrie and Brothers Tbk.

The sale agreement is subject to certain conditions and Government approvals being met.

PT Arutmin operates two open-cut energy coal mines, Senakin and Satui, in south Kalimantan. The mines produce approximately 11 million tonnes per annum of thermal coal which is predominantly exported to Asian markets.

BHP Billiton Energy Coal will continue its association with PT Arutmin by providing marketing services to the purchasers. The Marketing Services Agreement provides for BHP Billiton to market 75 per cent of the current coal production.

President BHP Billiton Energy Coal Mike Oppenheimer said the sale agreement had a sound commercial basis as well as meeting the Government requirements. "This is definitely a win for all parties and we appreciate the cooperation of the Indonesia authorities in bringing the transaction to fruition," he said.

Mr Oppenheimer added: "The Marketing Services Agreement provides a strong platform for repositioning and further developing our investments in Indonesia. In addition, the Agreement enhances the inherent value of the business through BHP Billiton's world-wide marketing expertise and our strong relationship with existing customers."

BHP Billiton has now met its obligation under Indonesia law to sell down its interest in PT Arutmin to allow majority Indonesian ownership of the project. BHP Billiton has worked cooperatively with the Indonesian Government in meeting the legal requirements set out in the Coal Contract of Work (CCOW) applying to PT Arutmin and the result is believed to be the first transaction of its kind in Indonesia.

In addition to the agreement to continue marketing PT Arutmin coal, BHP Billiton's continuing interests in Indonesia include the management of PT BHP Kendilo Coal Indonesia, an energy coal mine in East Kalimantan, and a range of advanced exploration developments.

Further news and information can be found on our Internet site: www.bhpbilliton.com


Australia
Dr Robert Porter, Investor Relations
Tel:  +61 3 9609 3540
Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:  +61 3 9609 4157
Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:  +1 713 961 8625
Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Marc Gonsalves, Investor Relations & Communications
Tel:  +44 20 7747 3956
Mobile: +44 7768 264 950
email: Marc.Gonsalves@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:  +44 20 7747 3977
Mobile: +44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:  +27 11 376 3360
Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com




BHP Billiton Limited ABN 49 004 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900


The BHP Billiton Group is headquartered in Australia